SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                   National Medical Health Card Systems, Inc.

                                (Name of Issuer)

                     Common Stock, $.001 par value per share
          ------------------------------------------------------------


                                    636918302
          ------------------------------------------------------------
                                 (CUSIP Number)


                                 Bert E. Brodsky
                              26 Harbor Park Drive
                            Port Washington, NY 11050

                                 (516) 605-6610


                                 with a copy to:

                          Kenneth A. Lefkowitz, Esquire
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                          New York, New York 10004-1482
                                 (212) 837-6000
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 30, 2003
          ------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |_|

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302


-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


            Bert E. Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        3,323,070*
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY                        101,725*
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         3,323,070*
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          101,725*
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,424,795

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.95%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
*  Subject to the Support Agreement (see Item 4).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Lee Jared Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        369,461*
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         369,461*
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            369,461

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.83%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
*  Subject to the Support Agreement (see Item 4).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


            David Craig Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        369,462*
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         369,462*
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            369,462

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.83%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
*  Subject to the Support Agreement (see Item 4).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302


-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           Jeffrey Holden Brodsky

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        369,461*
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
             EACH                --------- ------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         369,461*
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            369,461

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.83%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
*  Subject to the Support Agreement (see Item 4).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


            Jessica Brodsky Miller

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        369,461*
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         369,461*
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            369,461

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.83%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
*  Subject to the Support Agreement (see Item 4).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.               636918302

-------------------------------------------------------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Muriel M. Brodsky, individually and in her capacity as sole trustee of each of the Bert E. Brodsky Revocable Trust, Irrevocable Trust of Lee Jared Brodsky, Irrevocable Trust of David Craig Brodsky, Irrevocable Trust of Jeffrey Holden Brodsky, and the Irrevocable Trust of Jessica Brodsky Miller

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (a)[ ] (b)[X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) [ ]
----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US

----------------------------- --------- ---------------------------------------
                                 7        SOLE VOTING POWER
         NUMBER OF                        40,579*
           SHARES               --------- -------------------------------------
        BENEFICIALLY             8        SHARED VOTING POWER
          OWNED BY                        101,725*
            EACH                --------- -------------------------------------
         REPORTING               9        SOLE DISPOSITIVE POWER
           PERSON                         40,579*
            WITH                --------- -------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          101,725*
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            142,304

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.86%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN

----------- -------------------------------------------------------------------
*  Subject to the Support Agreement (see Item 4).

Item 1.           Security and Issuer.


     This Statement on Schedule 13D relates to shares of common stock, $.001 par value per share (the "Common Stock"), of National Medical Health Card Systems, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 26 Harbor Park Drive, Port Washington, NY 11050.

Item 2.           Identity and Background.


     (a)-(b) This Schedule 13D ("Schedule") is being filed on behalf of Bert E. Brodsky ("Brodsky"), Lee Jared Brodsky ("LJB"), David Craig Brodsky ("DCB"), Jeffrey Holden Brodsky ("JHB"), Jessica Brodsky Miller ("JBM") and Muriel M. Brodsky ("MMB"), individually and in her capacity as the sole trustee of the following Trusts (the "Trusts"): (i) that certain Trust created pursuant to an Agreement by and between Bert E. Brodsky, as Grantor, and Muriel M. Brodsky, as Trustee, dated May 24, 1999 (the "Brodsky Trust"); (ii) that certain Trust created pursuant to an Agreement by and between Lee Jared Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated January 1, 2002; (iii) that certain Trust created pursuant to an Agreement by and between David Craig Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001; (iv) that certain Trust created pursuant to an Agreement by and between Jeffrey Holden Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001; and (v) that certain Trust created pursuant to an Agreement by and between Jessica Brodsky Miller f/k/a Jessica Heather Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001. Brodsky, LJB, DCB, JHB, JBM, and MMB are referred to collectively as the "Filers".

     The business address of each of the Filers is 26 Harbor Park Drive, Port Washington, New York 11050.

     The Filers may be deemed to constitute a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Support Agreement (as defined and described in Item 4 below). The Filers disclaim that they are a "group" for any other purpose.

     (c) Brodsky is presently the Chairman of the Board of the Issuer. Brodsky is also (i) Chairman of the Board and Chief Executive Officer of Sandata Technologies, Inc. ("Sandata"), a Delaware corporation having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business involves providing technology services to its customers; (ii) Chairman of the Board of P.W. Medical Management, Inc., a New York corporation having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business is providing financial and consulting services to physicians; (iii) President of Bert Brodsky Associates, Inc., a New York corporation having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business is providing consulting services; (iv) the sole director and President of P.W. Capital Corp. ("P.W. Capital"), a New York corporation having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business is providing financial services and (v) the sole stockholder of Medical Arts Office Services, Inc. ("MAOS"), a New York corporation having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business involves providing accounting, bookkeeping and legal services. JBM, DCB and JHB are each an officer and director of Sandata. They are each also an employee of MAOS. DCB is also employed by Northeast Equity Management, LLC, a New York limited liability company having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business is providing real estate management services. JHB is also an officer of Identification Data & Imaging, LLC, a New York limited liability company having its principal address at 26 Harbor Park Drive, Port Washington, New York 11050 and whose principal business is providing electronic identification systems to its customers. LJB is presently a student at Emory University in Atlanta, Georgia. He is also an employee of MAOS. MMB is the sole shareholder of P.W. Capital and sole trustee of each of the Trusts, and is presently employed as a substitute teacher by the Port Washington Union Free School District, having its principal address at Campus Drive, Port Washington, New York 11050, and the Great Neck Union Free School District, having its principal address at 345 Lakeville Road, Great Neck, New York 11020.

     (d)-(e) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Filers is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.            Purpose of Transaction.


     Upon the terms and subject to the conditions of a Preferred Stock Purchase Agreement (the "Purchase Agreement"), dated as of October 30, 2003, by and between the Issuer and New Mountain Partners, L.P. ("New Mountain"), the Issuer agreed to issue and sell to New Mountain, and New Mountain agreed to purchase, on the closing date of the Purchase Agreement, 6,956,522 shares of a new series of preferred stock of the Issuer (the "Preferred Stock") for a total purchase price of $80,000,003. The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $11.50 per share. The Issuer, upon the terms and subject to the conditions of the Purchase Agreement, agreed to commence an offer (the "Offer") (within the meaning of Rule 13e-4(a)(4) under the Exchange Act) to purchase up to 4,545,455 shares of Common Stock at a price of $11.00 per share, net to the seller in cash. The Purchase Agreement also granted New Mountain the right to nominate up to 60% of the Issuer's directors upon the closing of the Purchase Agreement (the "Closing").

     Simultaneous with the execution of the Purchase Agreement, the Issuer, each of the Filers, P.W. Capital and New Mountain entered into a Support Agreement (the "Support Agreement"), dated as of October 30, 2003. Pursuant to the Support Agreement, during the period (the "Agreement Period") beginning on October 30, 2003 until the earlier of the date of termination of the Purchase Agreement in accordance with its terms or the Closing, each of the Filers agreed to vote all shares of Common Stock of the Issuer that such person owns and/or has the right to vote or direct the voting ("Covered Securities"), in favor of (a) an amendment to the Certificate of Incorporation of the Issuer authorizing, among other things, (i) an increase to the number of authorized shares of preferred stock of the Issuer to 15,000,000 shares; (ii) an increase in the authorized number of shares of Common Stock to ensure a sufficient number of shares of Common Stock are outstanding to allow for the conversion of the Preferred Stock; and (iii) the removal of provisions relating to the classification of the Board of Directors of the Issuer and (b) the issuance, purchase and sale of the Preferred Stock and the issuance of shares of Common Stock upon conversion of the Preferred Stock.

     Each of the Filers also agreed during the Agreement  Period to vote against
(a) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries, or any purchase or sale of 30% or more of the consolidated assets (including without limitation stock of its subsidiaries) of the Issuer and the Issuer's subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of the Issuer that, if consummated, would result in any person (or the stockholder of such person) beneficially owning securities representing 20% or more of the total voting power of the Issuer (or of the surviving parent entity in such transaction) or any of the Issuer's subsidiaries (any such proposal, offer or transaction, including any single or multi-step transaction or series of related transactions (other than a proposal or offer made by New Mountain or any of its affiliates) being hereinafter referred to as an "Acquisition Proposal") and (b) any motion to adjourn or postpone a meeting of the stockholders of the Issuer in which any matters contemplated by the Purchase Agreement or the Support Agreement are to be presented for a vote of the stockholders of the Issuer to a date that is later than April 30, 2004, at any meeting of stockholders of the Issuer (including any adjournments or postponements thereof).

     In connection with the foregoing, each of the Filers irrevocably granted and appointed New Mountain and Steven B. Klinsky and Michael B. Ajouz, in their respective capacities as designees of New Mountain, as each of such Filer's proxy and attorney-in-fact (the "Irrevocable Proxy"), for the purpose of voting such persons shares in accordance with the foregoing.

     Subject to certain exceptions, each Filer agreed that from October 30, 2003 until the earlier of the Closing or the termination date of the Purchase Agreement, such Filer will not directly or indirectly sell, pledge, encumber, grant any proxy (except the proxy granted to New Mountain pursuant to the Support Agreement) or enter into any voting or similar agreement with respect to, transfer or otherwise dispose ("Transfer") of Covered Securities, except pursuant to the Offer. Additionally, within two business days after the commencement of the Offer, each Filer agreed to tender certain of the shares of Common Stock owned by such Filer, as provided in Schedule A to the Support Agreement (see Exhibit 2 hereto) with respect to such Filer. Subject to certain exceptions, each Filer agreed that, for as long as New Mountain (or certain transferees of New Mountain) benefically owns 10% or more of the combined voting power of the then outstanding class or classes of stock of the Issuer entitled to vote with respect to an election of the Board of Directors of the Issuer ("Voting Stock"), during the period commencing on the Closing until the later of
(x) 2 years after the Closing or (y) 1 year after such Filer's last date of employment or, if later, service as a director of the Issuer, it will not Transfer Covered Securities, except under certain circumstances.

     The Filers agreed that in the event the Purchase Agreement is terminated under certain circumstances (each a "Trigger Event"), and the (x) Issuer enters into or consummates an Acquisition Proposal within 12 months of such termination and (y) the Filers dispose of shares of Common Stock that such Filers have agreed to tender in the Offer (the "Tendered Shares") pursuant to the Acquisition Proposal or dispose of Tendered Shares after a Trigger Event during a specified period other than pursuant to such Acquisition Proposal, the Filers shall pay to New Mountain, pursuant to a formula provided in the Support Agreement, the profit, if any, that the Filers realize from entering into such Acquisition Proposal or disposing of Tendered Shares after a Trigger Event other than pursuant to such Acquisition Proposal rather than consummating the transactions under the Purchase Agreement. Additionally, under certain circumstances, if within 12 months after the date of the Support Agreement or the termination of the Purchase Agreement, New Mountain enters into a transaction that would have constituted an Acquisition Proposal had it been proposed by any person other than New Mountain (the "NM Acquisition Proposal"), the Filers agreed to forego, pursuant to a formula provided in the Support Agreement, the profit that the Filers realize, if any, by (i) entering into the NM Acquisition Proposal or (ii) disposing Tendered Shares after a Trigger Event during a specified period but other than in the NM Acquisition Proposal rather than consummating the transactions under the Purchase Agreement. With one limited exception, the Filers will have no obligation to pay the profits described in this paragraph in the event the transactions under the Purchase Agreement are consummated.

     Each Filer agreed that, from October 30, 2003 until the earlier of the termination date of the Purchase Agreement and the Closing, neither such Filer nor any of its controlled affiliates shall (and both such Filers and their controlled affiliates shall use reasonable best efforts to cause their agents and representatives, including any investment banker, attorney or accountant retained by such Filer or affiliates, not to), directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any Acquisition Proposal or otherwise make any Acquisition Proposal, (ii) have any discussion with or provide any confidential information to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal or (v) acquire, offer, agree or propose to acquire, beneficial ownership of any of the securities, assets or businesses of the Issuer or any of its subsidiaries (other than the exercise of options or warrants for shares of Common Stock held by such Filer on October 30, 2003 or issued to such Filer by the Issuer after October 30, 2003 in compliance with the terms of the Purchase Agreement). Notwithstanding anything to the contrary contained in this paragraph, the Filers may engage in negotiations and discussions with the Special Committee of the Board of Directors regarding certain alternative acquisition proposals as provided in the Purchase Agreement.

     The Filers also agreed to certain restrictions which shall last from the Closing until the later of (x) 2 years after the Closing or (y) 2 years after such Filer's last date of employment or, if later, service as a director of the Issuer, including among other things, that each Filer shall not make an Acquisition Proposal with certain exceptions and in Brodsky's case, (i) to certain non-competition restrictions and (ii) at any time Brodsky and his affiliates beneficially own in the aggregate more than 9.5% of the Voting Stock (the number of shares of stock above such 9.5%, the "Excess Shares"), Brodsky will cause the Issuer to vote the Excess Shares in favor or against each proposal voted upon at a meeting of the stockholders of the Issuer in the same proportion as the votes cast in respect of all voting stock, excluding the Excess Shares on such proposal.

     Notwithstanding the foregoing, the provisions described above (other than with respect to the provisions regarding profits to be paid to New Mountain by the Filers under certain circumstances) will no longer be applicable if the Board of Directors of the Issuer changes its recommendation with respect to the transactions contemplated by the Purchase Agreement.

     The preceding description of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

     (a) Based on the 7,634,581 shares stated by the Issuer to be outstanding as of September 22, 2003 in its Form 10-K/A for the fiscal year ended June 30, 2003, each of the Filers may be deemed to "beneficially own" (as defined in Rule 13d-3 under the Exchange Act) shares of Common Stock as follows:

     (1) Brodsky: 3,424,795 shares (42.95% of the outstanding shares of Common Stock), which amount includes (i) warrants to purchase 30,000 shares of Common Stock, (ii) options to purchase 300,000 shares of Common Stock, (iii) 100,000 shares of Common Stock held under the Brodsky Trust and (iv) 1,725 shares of Common Stock owned by P.W. Capital.

    (2)   LJB:  369,461 shares (4.83% of the outstanding shares of Common Stock)

    (3)   DCB:  369,462 shares (4.83% of the outstanding shares of Common Stock)

    (4)   JHB:  369,461 shares (4.83% of the outstanding shares of Common Stock)

    (5)   JBM:  369,461 shares (4.83% of the outstanding shares of Common Stock)

    (6) MBM: 142,304 shares (1.86% of the outstanding shares of Common Stock), which amount is comprised of 1,725 shares of Common Stock owned by P.W. Capital and, in MBM's capacity as sole trustee, 140,579 shares of Common Stock held under the Trusts.

     (b) Subject to the Support Agreement, each of the Filers has sole voting and dispositive power with respect to the shares of Common Stock reported above, except that (i) Brodsky and MMB, in her capacity as sole trustee of the Brodsky Trust, may be deemed to share voting and dispositive power with respect to the 100,000 shares of Common Stock held under the Brodsky Trust and (ii) Brodsky and MMB may be deemed to share voting and dispositive power with respect to the 1,725 shares of Common Stock owned by P.W. Capital.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       See Item 4.

     Item 7. Material to be Filed as Exhibits.

      Exhibit 1 Agreement of Joint Filing dated effective as of November 10, 2003, by and among the Filers

      Exhibit 2 Support Agreement, dated as of October 30, 2003, by and between New Mountain, the Issuer, P.W. Capital and each of the Filers.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/Bert E. Brodsky
Dated: November 10, 2003                   Bert E. Brodsky


                                        /s/David Craig Brodsky
Dated: November 10, 2003                   David Craig Brodsky


                                        /s/Jeffrey Holden Brodsky
Dated: November 10, 2003                   Jeffrey Holden Brodsky


                                        /s/Jessica Brodsky Miller
Dated: November 10, 2003                   Jessica Brodsky Miller


                                        /s/Lee Jared Brodsky
Dated: November 10, 2003                      Lee Jared Brodsky


Dated: November 10, 2003                 /s/Muriel M. Brodsky
                                            Muriel M. Brodsky, individually and
                                            in her capacity as the sole trustee
                                            of:


                                     (i) That certain Trust created pursuant to
                                      an Agreement by and between Bert E.
                                      Brodsky,  as Grantor,  and Muriel M.
                                      Brodsky, as Trustee, dated May 24, 1999

                                     (ii)  That certain Trust created  pursuant
                                      to an Agreement by and between Lee Jared
                                      Brodsky, as Settlor, and Muriel M.
                                      Brodsky, as Trustee, dated January 1, 2002

                                    (iii)  That certain Trust created pursuant
                                     to an Agreement by and between David Craig
                                     Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                    (iv) That certain Trust created pursuant to
                                     an Agreement by and between Jeffrey Holden
                                     Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                    (v) That certain Trust created pursuant to an Agreement by and between Jessica Brodsky Miller f/k/a Jessica Heather Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                  EXHIBIT INDEX

Exhibit No          Exhibit Name

        1 Agreement of Joint Filing dated effective as of November 10, 2003, by and among the Filers.

        2 Support Agreement, dated as of October 30, 2003, by and between New Mountain, the Issuer, P.W. Capital and each of the Filers

                                                                       EXHIBIT 1


                            AGREEMENT OF JOINT FILING


     Pursuant to Regulation 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons (the "Reporting Persons") hereby agree to file with the U.S. Securities and Exchange Commission, the Statement on Schedule 13D (the "Schedule") to which this Agreement of Joint Filing is attached as an exhibit. Each of the Reporting Persons agrees that the information set forth in the Schedule with respect to such person will be true, complete and correct as of the date of the Schedule to the best of such Reporting Person's knowledge and belief after reasonable inquiry. Each of the Reporting Persons makes no representation as to the accuracy of the information in the Schedule with respect to any other Reporting Persons. Each of the Reporting Persons shall promptly notify the other Reporting Persons if any of the information set forth in the Schedule shall be or become inaccurate in any material respect of if he, she or it learns of information which would require an amendment to the Schedule. The Reporting Persons hereby agree that the Schedule, as so filed, is filed on behalf of each of them. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the 10 day of November, 2003.


                                        /s/ Bert E. Brodsky
Dated: November 10, 2003                    Bert E. Brodsky

                                        /s/David Craig Brodsky
Dated: November 10, 2003                   David Craig Brodsky

                                        /s/Jeffrey Holden Brodsky
Dated: November 10, 2003                   Jeffrey Holden Brodsky

                                         /s/Jessica Brodsky Miller
Dated: November 10, 2003                    Jessica Brodsky Miller

                                         /s/Lee Jared Brodsky
Dated: November 10, 2003                    Lee Jared Brodsky


Dated: November 10, 2003                /s/Muriel M. Brodsky
                                           Muriel M. Brodsky, individually
                                           and in her capacity as the sole
                                           trustee of:

                                      (i) That certain Trust created pursuant to an Agreement by and between Bert E. Brodsky, as Grantor, and Muriel M. Brodsky, as Trustee, dated May 24, 1999

                                     (ii)  That certain Trust created  pursuant
                                      to an Agreement by and between Lee Jared
                                      Brodsky, as Settlor, and Muriel M.
                                      Brodsky, as Trustee, dated January 1, 2002

                                    (iii)  That certain Trust created pursuant
                                     to an Agreement by and between David Craig
                                     Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                    (iv) That certain Trust created pursuant to
                                     an Agreement by and between Jeffrey Holden
                                     Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                    (v) That certain Trust created pursuant to an Agreement by and between Jessica Brodsky Miller f/k/a Jessica Heather Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                                                       Exhibit 2




                                SUPPORT AGREEMENT

     AGREEMENT, dated as of October 30, 2003 by and among National Medical Health Card Systems, Inc., a Delaware corporation (the "Company"), the Persons listed as stockholders on Schedule A attached hereto (each a "Stockholder" and collectively, the "Stockholders"), and New Mountain Partners, L.P. (the "Purchaser").

     WHEREAS, simultaneously with the execution hereof, the Company and the Purchaser are entering into a Preferred Stock Purchase Agreement (as amended or supplemented from time to time, the "Purchase Agreement"; capitalized terms used without definition herein having the meanings ascribed thereto in the Purchase Agreement), pursuant to which, among other things, the Company agrees to sell and the Purchaser agrees to purchase, pursuant to the terms and subject to the conditions thereof, the Series A Preferred Stock;

     WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock"), options to purchase the number of shares of Common Stock, and warrants to purchase the number of shares of Common Stock, each as set forth opposite such Stockholder's name on Schedule A hereto;

     WHEREAS, the Company has advised the Purchaser that the Board of Directors and Special Committee of the Board of Directors of the Company have, prior to the execution of this Agreement, duly and validly approved, among other things, the execution and delivery of this Agreement and the Purchase Agreement, and the consummation of the Contemplated Transactions, and such approval has not been withdrawn;

     WHEREAS, approval of the Contemplated Transactions by the Company's stockholders is a condition to the consummation of the Purchase Agreement; and

     WHEREAS, as a condition to its entering into the Purchase Agreement, the Purchaser has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement and to make the undertakings contained herein.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1.        Agreement to Vote.

     (a) From and after the date hereof until the Termination Date (as defined in Section 1(b)), each Stockholder hereby agrees to attend the Stockholders Meeting (or any other meeting of stockholders of the Company at which the matters contemplated by the Purchase Agreement or this Agreement are to be presented to a vote of stockholders of the Company), in person or by proxy, and to vote (or cause to be voted) all shares of Common Stock and any other Voting Securities of the Company (including any such securities acquired hereafter but excluding any shares of Common Stock or other securities the Stockholder has the right to acquire but has not acquired) that such Stockholder owns or has the right to vote or direct the voting (collectively, the "Voting Shares" and, together with any securities of the Company that the Stockholder currently owns that are not Voting Securities, any other securities of the Company acquired hereafter, and any shares of Common Stock or other securities of the Company the Stockholder has the right to acquire but has not acquired, the "Covered Securities"), for authorization and approval of the Contemplated Transactions, including the approval of the Articles of Amendment, and against any action inconsistent therewith, such agreement to vote to apply also to any adjournment or adjournments or postponement or postponements of the Stockholders Meeting of the Company (or any such other meeting). Each Stockholder hereby further agrees that until the Termination Date, it shall, from time to time, in connection with any solicitation for a written consent, including to call a Stockholders Meeting relating to the Contemplated Transactions, timely execute and deliver (or cause to be timely executed and delivered) a written consent with respect to its Voting Shares in favor of the authorization and approval of the Contemplated Transactions. Notwithstanding any provision of this Agreement to the contrary, including without limitation this Section 1(a) and Sections 1(b), 4(a), 4(b) and 4(c), nothing in this Agreement shall limit or restrict any Stockholder from acting in such Stockholder's capacity as a director or officer of the Company (it being understood that this Agreement shall apply to the Stockholders solely in the Stockholders' capacity as stockholders of the Company). So long as the proxy granted under Section 1(d) is a valid uncontested proxy that is effective to deliver the votes of the Voting Shares covered thereby, the Stockholders shall be deemed to be fulfilling their obligations under this Section 1(a). If Purchaser believes that such proxy is not a valid proxy or if Purchaser otherwise does not wish to utilize the proxy, it will so notify the Stockholders so that the Stockholders will be able to perform their obligations under this
Section 1(a).

     (b) From and after the date hereof until the Termination Date, each Stockholder hereby agrees to vote (or cause to be voted) any Voting Shares owned by such Stockholder against (1) any Acquisition Proposal (other than the Contemplated Transactions) and any related action reasonably required in furtherance thereof, and (2) any motion to adjourn or postpone a meeting of the stockholders in which any matters contemplated by the Purchase Agreement or this Agreement are to be presented for a vote of the stockholders of the Company to a date that is later than April 30, 2004, at any meeting of stockholders of the Company (including any adjournments or postponements thereof). Each Stockholder further agrees that, until the Termination Date, in connection with any solicitation for a written consent relating to an Acquisition Proposal or to any adjournment or postponement of a meeting of stockholders in which any matters contemplated by the Purchase Agreement or this Agreement are to be presented for a vote, such Stockholder will withhold and not grant its written consent with respect to any Voting Shares for any Acquisition Proposal (other than the Contemplated Transactions) or adjournment or postponement of a meeting as contemplated by the immediately preceding sentence. For purposes hereof, the term "Termination Date" shall mean the date of termination of the Purchase Agreement in accordance with its terms.

     (c) If the Board of Directors of the Company makes a Change in the Board Recommendation, then the Stockholders shall not be bound by the provisions of this Agreement other than paragraph (f) of Section 3, Section 6 and Section 8.

     (d) Without in any way limiting the Stockholder's right to vote the Voting Shares in its sole discretion on any other matters that may be submitted to a stockholder vote, consent or other approval, each Stockholder hereby irrevocably grants to, and appoints, Purchaser and Steven B. Klinsky and Michael B. Ajouz, in their respective capacities as designees of Purchaser, and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Voting Shares, or grant or withdraw a consent or approval in respect of such Voting Shares, on the matters, in the manner and during the time periods specified in Sections 1(a) and 1(b). Such Stockholder represents that any proxies heretofore given with respect to such matters in respect of such Stockholder's Voting Shares are not irrevocable, and that all such proxies are hereby revoked. Such Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1(d) is given in connection with the execution by Purchaser of the Purchase Agreement and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under Sections 1(a) and 1(b) of this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 1(d) is coupled with an interest and as such shall survive the death, incapacity, mental illness or insanity of the Stockholder and may under no circumstances be revoked unless (x) the Board of Directors of the Company makes a Change in the Board Recommendation or (y) the Purchase Agreement or this Agreement is terminated in accordance with its terms, in which event this proxy shall automatically be revoked without any further action by any party. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue of the irrevocable proxy set forth in this Section 1(d). Such irrevocable proxy set forth in this Section 1(d) is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL.

SECTION 2.        Disposition of Shares.

     (a) Each Stockholder hereby agrees that from the date hereof until the earlier of the Closing or the Termination Date, except as otherwise provided in this Section 2(a), such Stockholder will not directly or indirectly sell, pledge, encumber, grant any proxy (except the proxy granted in Section 1(d)) or enter into any voting or similar agreement with respect to, transfer or otherwise  dispose  of  (collectively,  "Transfer"),  or  agree or  contract  to
Transfer, Covered Securities with respect to which a Stockholder directly or indirectly controls the right to Transfer, except pursuant to the Offer as provided in Section 2(b); provided, however, that (i) if a Stockholder is an individual, then the Stockholder may Transfer Covered Securities to the spouse, parent, sibling, child, step-child, grandchild, niece or nephew of such Stockholder, or the spouse thereof and any trust for the benefit of such
Stockholder, any of the foregoing or any other lineal descendants of such Stockholder, to the executor or administrator of such Stockholder's estate or, subject to the receipt by Purchaser and the Company of the legal opinion described below, to a charitable remainder trust (as defined in Sections 664(d)(1) and (2) of the Code) where all private interests are for the benefit of the Stockholders or any of the foregoing, to a charitable organization described in Section 170(c) of the Code or to a charitable foundation established by any Stockholder and (ii) if a Stockholder is a trust, then the Stockholder may Transfer Covered Securities to the beneficiaries of such trust or, subject to the receipt by Purchaser and the Company of the legal opinion described below, to a charitable foundation established by any Stockholder, provided that (x) as a condition to any Transfer described in clause (i) or
(ii), the transferee executes a counterpart to this Agreement pursuant to which such transferee represents to the Company and the Purchaser the matters set forth in Section 6 (as of the date of such Transfer) and agrees to be bound by this Agreement (other than Sections 3(b) and 3(c)) as a Stockholder and (y) in the case of a Transfer to a charitable remainder trust, a charitable organization or a charitable foundation, prior to such Transfer, the Company and Purchaser shall receive a written opinion of counsel in form and substance reasonably acceptable to, and from counsel reasonably acceptable to, the Company and the Purchaser to the effect that such trust, organization or foundation has the requisite power and authority to execute and become a party to this Agreement and that this Agreement will be a legal, valid and binding agreement of such trust, organization or foundation, as applicable. Notwithstanding the provisions of this paragraph 2(a), from the date hereof until the earlier of the Closing or the Termination Date, the Stockholders shall be permitted to grant to the Company or the Company's designees a proxy to vote such Stockholder's Voting Shares on matters, other than the matters covered by Section 1(d), so long as such Stockholder directs how such shares should be voted and such vote shall be in compliance with this Agreement. Notwithstanding anything to the contrary in this Section 2(a), if any Transfer prior to the Closing otherwise permitted under clause (i) or (ii) of this Section 2(a) would result in the loss or forfeiture of any of the rights of the Purchaser under Sections 1, 2(b) and 3(f) or the loss or forfeiture in any material respect of any of the other rights of the Purchaser under this Agreement, then such Transfer shall not be permitted.

     (b) Each Stockholder hereby agrees, from and after the date hereof until the Termination Date, to irrevocably tender into the Offer, upon commencement of the Offer and the request of the Purchaser (and agrees that it will not withdraw from the Offer except upon the request of the Purchaser or if the Offer is terminated), pursuant to and in accordance with the terms of the Purchase Agreement, the number of shares of Common Stock set forth opposite such Stockholder's name under the column entitled Tendered Shares on Schedule A hereto (the shares so required to be tendered, the "Tendered Shares"). Within two Business Days after commencement of the Offer and the request of the Purchaser, each Stockholder shall (x) deliver to the depositary for the Offer
(i) a completed and executed letter of transmittal in customary form with respect to the Tendered Shares complying with the terms of the Offer, (ii) certificates representing the Tendered Shares and (iii) any other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or
(y) instruct its broker or such other Person who is the holder of record of any Tendered Shares beneficially owned by such Stockholder to irrevocably tender into the Offer such Tendered Shares for cash pursuant to the terms and conditions of the Offer.

     (c) Each Stockholder hereby agrees that, for so long as the Initial Holders (as defined in the Registration Rights Agreement) beneficially own 10% or more of the combined voting power of the then outstanding Voting Securities, during the Applicable Period, it shall not, without the prior written consent of the Board of Directors of the Company (including a majority of the Designated Directors (as defined in the Certificate of Designations), if any), Transfer any Covered Securities, other than any Transfer (i) which would be permitted by
Section  2(a) if it were  being  effected  during  the time  period set forth in
Section 2(a), (ii) in connection with the registration rights provided for in this Section 2(c), (iii) pursuant to and in compliance with Rule 144 under the Securities Act, provided that the number of Covered Securities in such Transfer complies with the volume limitations set forth in Rule 144(e) under the Securities Act, regardless of whether such volume limitations shall otherwise be applicable or (iv) in any tender offer, consolidation, share exchange or reclassification or merger or similar transaction that has been approved by the Board of Directors of the Company, including a majority of the Designated Directors, if any; provided, however, that Bert E. Brodsky ("BEB") may pledge up to 50% of the Covered Securities held by BEB as security for one or more loans from a financial institution if, but only if, the beneficiary of or counterparty to, such pledge agreement delivers a letter substantially in the form of Annex A to the Purchaser and the Company prior to such Transfer. In addition, each Stockholder may Transfer Covered Securities in a transaction that is exempt from or not subject to the registration requirements of the Securities Act; provided, that (x) prior to such Transfer by such Stockholder, the Company and Purchaser shall receive a written opinion of counsel in form and substance reasonably acceptable to, and from counsel reasonably acceptable to, the Company and the Purchaser to the effect that such Transfer is exempt from or not subject to the registration requirements of the Securities Act; (y) the number of Covered Securities in such Transfer by such Stockholder complies with the volume limitations set forth in Rule 144(e) under the Securities Act, as if such volume limitations had been applicable; and (z) the aggregate number of Covered Securities so Transferred by all Stockholders (whether in a single Transfer or in multiple Transfers) to a single transferee (and any Affiliates or Associates (as defined in the Exchange Act) of such transferee) represents less than 4% of the then outstanding Voting Securities. The parties agree that each of the Stockholders will have the same rights and obligations that the Purchaser has or is subject to under the Registration Rights Agreement in effect from time to time; provided, that no Stockholder shall have any right to be an Initiating Holder under the Registration Rights Agreement, and provided, further, that for so long as the Initial Holders continue to own 10% or more of the combined voting power of the outstanding Voting Securities, any amendment to the Registration Rights Agreement will be binding on the Stockholders so long as such amendment does not disproportionately affect the Stockholders relative to the Initial Holders. For the purposes of Section 2(a) and this Section 2(c) only, "Transfer" does not include the completion, execution or delivery of any proxy distributed by the Company in connection with the election of directors, a transaction or any other proposal to the extent such election, transaction or proposal has been approved or recommended by the Board of the Directors of the Company, including a majority of the Designated Directors, if any.

     (d) For the purposes of this Agreement, the "Applicable Period" means the period commencing on the Closing Date and ending on the later of (x) two years from the Closing Date and (y) one year from such Stockholder's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries.

SECTION 3.        Other Agreements.

     (a) Confidentiality. Each Stockholder hereby agrees that, from and after the date hereof until the later of (x) four years from the Closing and (y) four years from such Stockholder's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, it shall hold in a fiduciary capacity for the benefit of the Company and its Subsidiaries all secret, confidential or proprietary information, knowledge or data relating to the Company or any such Subsidiary and their respective businesses that such Stockholder obtains or has obtained from the Company or such Subsidiary (including, in the case of BEB, during his employment with or service as a director of the Company or such Subsidiary) and that is not public knowledge (it being expressly understood that information disclosed as a result of such Stockholder's violation of this Section 3(a) is not information that is public knowledge) ("Confidential Information"). Each Stockholder hereby agrees that, from and after the date hereof until the later of (x) four years from the Closing and (y) four years from such Stockholder's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, it shall not communicate, divulge or disseminate Confidential Information at any time to any person other than any director, officer or representative of the Company or any of its Subsidiaries, except (i) a Stockholder may disclose Confidential Information to its legal or financial advisor for the purposes of receiving legal or financial advice from such advisor (it being understood that such advisor will be informed by the Stockholder of the confidential nature of such information and shall be directed by the Stockholder to treat the information confidentially), (ii) with the prior written consent of the Purchaser and the Company, or (iii) as otherwise required by law or legal process.

     (b) Non-Solicitation. Each Stockholder hereby agrees that, from and after the date hereof until the later of (x) two years from the Closing and (y) two years from such Stockholder's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, it will not, without the prior written consent of the Purchaser and the Company, directly or indirectly (through any controlled Affiliates) employ, or solicit (other than solicitation through general advertisement not directed to employees or officers of the Company or its Subsidiaries or any of their respective Affiliates) the employment of (whether as an employee, officer, director, agent, consultant or independent contractor), any person who was or is at any time during the six (6) months preceding such date of determination an employee or officer of the Company or any of its Subsidiaries. The provisions of this paragraph 3(b) shall only be applicable for so long as the Initial Holders beneficially own (x) 33% or more of the Series A Preferred Stock issued on the Closing Date (as adjusted for any split, subdivision, combination, recapitalization or similar event from the Closing Date until the date of determination) or (y) 15% or more of the combined voting power of the then outstanding Voting Securities, whichever is lower.

     (c) Competitive Activity. From and after the Closing until the later of (x) two years from the Closing and (y) two years from BEB's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, BEB shall not, without the prior written consent of the Purchaser and the Company, engage in or become associated with a Competitive Activity. The parties hereto agree that the non-competition covenant in this Section 3(c) shall be in lieu of the non-competition covenant in BEB's employment agreement with the Company and the employment agreement non-competition covenant shall have no force and effect upon effectiveness of this Section 3(c). For purposes of this Agreement: (i) a "Competitive Activity" means any business or other endeavor, in any county of any state of the United States or a comparable jurisdiction in Canada or any other country, of a kind relating to pharmacy benefit management services, mail service pharmacies or specialty pharmacies; and (ii) such Stockholder only shall be considered to have "engaged in and become associated with a Competitive Activity" if he becomes directly or indirectly involved as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, advisor, lender, service provider, administration participant, or in any other individual or Representative Capacity with any individual, partnership, corporation or other organization that is principally engaged in a Competitive Activity; provided, that to the extent otherwise prohibited hereunder each Stockholder may make and retain passive investments of less than one percent of the outstanding equity of any entity engaged in a Competitive Activity, if such equity is listed on a national securities exchange or regularly traded in an over-the-counter market.

     (d) Resignation. BEB agrees that he shall, effective as of the Closing Date and upon receipt by BEB of the payments that BEB is entitled to upon a termination by the Company without cause pursuant to his employment agreement with the Company (other than any severance and "gross up" payments that are provided for in his employment agreement, which shall be paid in accordance with the letter agreement between the Company and BEB dated as of October 30, 2003), resign his positions as (i) Chairman of the Board of Directors of the Company and member of any committee of such Board of Directors and (ii) officer and/or member of the board of directors (and any committees thereof) of any Subsidiary of the Company.

     (e) Severability. With respect to any provision of this Section 3 finally determined by a court of competent jurisdiction to be unenforceable, the Stockholders and the Company hereby agree that such court shall have jurisdiction to reform this Agreement or any provision hereof so that it is enforceable to the maximum extent permitted by law, and the parties agree to abide by such court's determination. If any of the covenants of this Section 3 are determined to be wholly or partially unenforceable in any jurisdiction, such determination shall not be a bar to or in any way diminish the Company's right to enforce any such covenant in any other jurisdiction.

     (f)  Additional Consideration.

          (i) If a Trigger Event (as defined below) has occurred, each Stockholder shall severally pay to the Purchaser, at the time and on the terms described below, an amount equal to such Stockholder's Third Party Acquisition Proposal Profit (as defined below) earned (as set out below) by such Stockholder from any Acquisition Proposal that is entered into or consummated within twelve months after the Termination Date. A "Trigger Event" means (x) an event which causes the Purchase Agreement to become terminable pursuant to Section 10.1(a)(ii) or 10.1(a)(v) of the Purchase Agreement (regardless of whether the Purchase Agreement is actually terminated) or (y) a breach by a Stockholder of its obligations pursuant to
     Section 1(a), 1(b), 2(a) or 2(b) of this Agreement. For purposes of Section 3(f)(i), the "Third Party Acquisition Proposal Profit" earned by a Stockholder from the consummation of any Acquisition Proposal shall equal
     (x) the total consideration received by such Stockholder for all Tendered Shares of such Stockholder disposed of by such Stockholder pursuant to such Acquisition Proposal, valuing any non-cash consideration at its Fair Market Value (as defined below) on the date of the consummation of the Acquisition Proposal, minus the product of (A) $11.00 multiplied by (B) the number of Tendered Shares disposed of by such Stockholder pursuant to such Acquisition Proposal, plus (y) subject to Section 3(f)(v), the Fair Market Value, determined as of the date of disposition, of all Tendered Shares of such Stockholder disposed of after the occurrence of a Trigger Event other than pursuant to such Acquisition Proposal (provided, that so long as such Stockholder participated in the Acquisition Proposal with respect to its Tendered Shares to the fullest extent permitted by the terms of such Acquisition Proposal, then only those Tendered Shares that were disposed of prior to the later of twelve months following the Termination Date and four months following consummation of the Acquisition Proposal shall be included in the calculation made pursuant to (y) above), minus the product of (A)
     $11.00 multiplied by (B) the number of Tendered Shares so disposed of by such Stockholder. Notwithstanding the foregoing, for purposes of calculating the Third Party Acquisition Proposal Profit earned by a Stockholder, shares of Common Stock that are Transferred to (x) an Affiliate or an Associate (as defined in the Exchange Act) of a Stockholder, (y) a trust or other entity for the economic benefit of an Affiliate or an Associate or (z) a charitable organization or entity shall not be deemed to be "disposed of" and the Third Party Acquisition Proposal Profit shall be calculated assuming such shares had been retained by the Stockholder and disposed of pursuant to the Acquisition Proposal; provided that, if the Transfer was permitted by and effected in accordance with
     Section 2(a), then the transferor Stockholder's obligation to pay any Third Party Acquisition Proposal Profit to Purchaser under this Section 3(f)(i) in respect of such shares shall be reduced by the amount of Third Party Acquisition Proposal Profit paid by the transferee to Purchaser in respect of such shares.

          (ii) In the event that the Purchaser or any of its Affiliates, within twelve months after the date hereof or the Termination Date, as applicable, proposes or consummates a transaction that would have constituted an Acquisition Proposal, if it had been proposed by any Person other than the Purchaser or any of its Affiliates including, for the avoidance of doubt, amendments to the Contemplated Transactions (a "Purchaser Acquisition Proposal"), each Stockholder hereby agrees that (x) it will not be entitled to receive, and hereby waives all right to, any Purchaser Acquisition Proposal Profit (as defined below) that such Stockholder would have otherwise received on the Tendered Shares disposed of by such Stockholder in such Purchaser Acquisition Proposal and such Stockholder understands and agrees that the full amount of any such Purchaser Acquisition Proposal Profit shall be payable only to those Persons who own capital stock of the Company other than the Stockholders and to the Stockholders with respect to their shares other than their Tendered Shares (and if any Purchaser Acquisition Proposal Profit is received by such Stockholder it shall pay any such Profit over to the Purchaser) and (y) subject to Section 3(f)(v), if such Stockholder disposed of any Tendered Shares other than pursuant to such Purchaser Acquisition Proposal, such Stockholder severally agrees that it will pay to the Purchaser any Transfer Profit (as defined below) earned (as set out below) by such Stockholder from such disposition. For purposes of Section 3(f)(ii)(x), the "Purchaser Acquisition Proposal Profit" of a Stockholder from the consummation of any Purchaser Acquisition Proposal shall equal (x) the total consideration that such Stockholder would have otherwise (but for this paragraph 3(f)(ii)) received for all Tendered Shares of such Stockholder disposed of by such Stockholder pursuant to such Purchaser Acquisition Proposal minus (y) the product of (A) $11.00 multiplied by (B) the number of Tendered Shares disposed of by such Stockholder pursuant to such Purchaser Acquisition Proposal. For purposes of Section 3(f)(ii)(y), the "Transfer Profit" earned by such Stockholder from any disposition of Tendered Shares shall equal (x) the Fair Market Value, determined as of date of disposition, of all Tendered Shares of such Stockholder disposed of after the occurrence of a Trigger Event other than pursuant to such Purchaser Acquisition Proposal (provided, that so long as such Stockholder participated in the Purchaser Acquisition Proposal with respect to its Tendered Shares to the fullest extent permitted by the terms of such Purchaser Acquisition Proposal, then only those Tendered Shares that were disposed of prior to the later of (1) twelve months from the date hereof or the Termination Date, as applicable, and (2) four months following consummation of the Purchaser Acquisition Proposal shall be included in the calculation made pursuant to this clause (x)), minus (y) the product of (A) $11.00 multiplied by (B) the number of Tendered Shares so disposed of by such Stockholder. Notwithstanding the foregoing, for purposes of calculating the Purchaser Acquisition Proposal Profit of a
     Stockholder, shares of Common Stock that are Transferred to (x) an Affiliate or an associate of a Stockholder, (y) a trust or other entity for the economic benefit of an Affiliate or an associate or (z) a charitable organization or entity shall not be deemed to be "disposed of" and the Purchaser Acquisition Proposal Profit shall be calculated assuming such shares had been retained by the Stockholder and disposed of pursuant to the Purchaser Acquisition Proposal; provided that, if the Transfer was permitted by and effected in accordance with Section 2(a), then the transferor Stockholder's obligation to pay any Purchaser Acquisition Proposal Profit or Transfer Profit to Purchaser under this Section 3(f)(ii) in respect of such shares shall be reduced by the amount of Purchaser Acquisition Proposal Profit or Transfer Profit paid by the transferee to Purchaser in respect of such shares.

          For the purpose of clauses (i) and (ii) of this Section 3(f), provided that the Purchaser has previously been advised in writing of the name and address of any transferee of Tendered Shares which received its shares in a Transfer pursuant to Section 2(a), then, after any Profit becomes payable hereunder, the Purchaser will send a written request for payment to such transferee at the address so provided and if payment is not received from such transferee within five Business Days of such request, then the applicable Stockholder shall promptly make such payments to the Purchaser.

          (iii) For purposes of this Section 3(f), the Fair Market Value of any non-cash consideration consisting of:

               (1) securities listed on a national securities exchange or traded on the NASDAQ shall be equal to the average closing price per share of such security as reported on such exchange or the NASDAQ (the "Closing Price") for the ten trading days prior to the date of determination multiplied by the number of securities comprising such non-cash consideration; and

               (2)  consideration  which is other  than  securities  of the form specified in clause (1) of this Section 3(f)(iii) shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within ten Business Days of the event requiring selection of such banking firm; provided, however, that if the parties are unable to agree within two Business Days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided further, that the fees and expenses of such investment banking firm shall be borne equally by the Purchaser, on the one hand, and the Stockholders, on the other hand. The determination of the investment banking firm shall be binding upon the parties.

          (iv) For purposes of this Section 3(f), the Fair Market Value of any Tendered Share, if such disposition represented a bona fide transfer for value to a third party other than an Affiliate or an Associate of a Stockholder (and the Stockholder provides the Purchaser with a signed letter representing and warranting to the Purchaser that the only consideration in such disposition is as set forth in such letter) or was executed on the NASDAQ, shall be equal to amount received in such Transfer and otherwise shall be equal to the Closing Price of such share.

          (v) To the extent payable by a Stockholder, any payment of any Third Party Acquisition Proposal Profit, Purchaser Acquisition Proposal Profit or Transfer Profit (collectively, "Profit") required to be paid under this
     Section 3(f) (a "Profit Payment") shall be paid in the same form as the consideration received by the Stockholder (and on the same terms and conditions) (and, if the consideration received by the Stockholder was in more than one form, in the same proportion as the forms of consideration received), and to the extent paid in cash, shall be paid by wire transfer of same day funds to an account designated by the Purchaser and to the extent paid through a transfer of securities, shall be paid through delivery of such securities, suitably endorsed for transfer. If the securities to be delivered are subject to securities laws restrictions, the Purchaser agrees that it will provide a customary letter representing as to the Purchaser's investor status and agreeing only to Transfer such securities in compliance with applicable securities laws; provided, that the Purchaser shall be entitled to benefit pro rata from all registration rights granted to such Stockholder with respect to such securities. Such Profit Payment shall be made (x) if such payment is of Third Party Acquisition Proposal Profit or Purchaser Acquisition Proposal Profit, no later than the fourth Business Day after the Stockholder has received the payment giving rise to the Stockholder's obligation under Section 3(f) and
     (y) if such payment is of Transfer Profit, no later than the fourth Business Day after the Purchaser Acquisition Proposal has been consummated (or if later, four Business Days after the Stockholder has received the payment giving rise to the Stockholder's obligation under Section 3(f)) or if such Transfer is made after the consummation of the Purchaser Acquisition Proposal in accordance with Section 3(f)(ii), no later than the fourth Business Day after the Stockholder has received the payment giving rise to the Stockholder's obligation under Section 3(f). Notwithstanding anything in this Section 3(f) to the contrary, the Stockholders shall not be liable to the Purchaser for any Profit on Transfers of up to an aggregate of 1,500,000 shares of Common Stock after a Trigger Event and prior to the Company's entering into any agreement with respect to, or consummating, an Acquisition Proposal or Purchaser Acquisition Proposal if, and only if, on the date of any such Transfer, BEB has provided the Purchaser with a signed letter representing and warranting to the Purchaser that as of the date of such Transfer to BEB's knowledge the Company has not received an Acquisition Proposal that is then outstanding and to BEB's knowledge there is no Acquisition Proposal or Purchaser Acquisition Proposal pending or contemplated.

          (vi) The Purchaser agrees that it will indemnify each Stockholder for any net additional federal, state and local tax liability of the Stockholder (and interest and penalties attributable thereto), resulting from receipt by the Stockholder of the funds comprising any Profit Payment (and from the receipt of any indemnity payment hereunder), with the amount of any such additional tax liability to be determined only after giving effect to the benefit to the Stockholder of any loss or deduction available to the Stockholder as a result of making any Profit Payment. In the event the Purchaser makes an indemnification payment to a Stockholder for any such additional tax liability for a given year and in a subsequent year the Stockholder actually realizes a net tax benefit as a result of a loss or deduction attributable to the Profit Payment (or any payments made by the Stockholder hereunder to the Purchaser), then the Stockholder will pay over to the Purchaser the amount of such benefits when and to the extent actually realized by the Stockholder. Each Stockholder agrees that it will treat the Profit Payment to Purchaser as giving rise to a capital loss, under section 1234A of the Code, in the amount of the Profit Payment, at the time the Profit Payment is made (unless advised by reputable counsel that there is no reasonable basis for claiming the loss as a capital loss) and will take no position inconsistent with such treatment and accordingly that no indemnity shall be payable (at least with respect to federal income taxes) in the event that both (i) the Profit Payment is made in the same taxable year of the Stockholder as the realization of the income corresponding to the Profit Payment and (ii) the Profit Payment gives rise to a capital loss in the amount of the Profit Payment under section 1234A or otherwise. The Purchaser shall have the right to control at Purchaser's own cost the conduct of any audit, litigation or other proceeding with respect to the tax character of loss resulting from the Profit Payment (a "Tax Dispute"), and the Stockholder shall not settle or compromise any such Tax Dispute without the Purchaser's consent, which consent shall not be unreasonably withheld or delayed. The Stockholder may participate in the Tax Dispute at its own cost. Payments under this clause (vi) of Section 3(f) shall be made promptly after the end of the taxable year in which the benefit or detriment giving rise to the payment is realized and, in the case of indemnity payments made by the Purchaser, delivery by the Stockholder of a written calculation showing the amount owing.

          Each Stockholder agrees to use its reasonable efforts and to act in good faith to seek to cause the taxable income arising from a sale or disposition resulting in a Profit Payment to be recognized in the same taxable year as any deduction or loss resulting from such Profit Payment; provided, however, that the foregoing shall not require a Stockholder to take any action, or forego taking any action, that would cause the Stockholder to suffer an economic detriment in excess of $25,000.

          (vii) The parties agree that if the Contemplated Transactions are consummated, the provisions of this Section 3(f) shall have no further force and effect; provided, however, that if the Offer Consideration is increased above $11.00 the provisions of Section 3(f)(ii) to the extent applicable shall continue to apply in accordance with their terms.

     (g) Closing of the Offer. Prior to consummation of the Contemplated Transactions the Company will have irrevocably accepted for payment all of the shares of Common Stock, including the Stockholders' shares validly tendered into the Offer and not withdrawn, not to exceed the Maximum Number. Promptly following the Closing, the Company shall pay the Offer Consideration for all Shares accepted for payment, subject to the provisions of Section 3(f)(ii) to the extent applicable.

SECTION 4.        Acquisition Proposals; Voting of Excess Shares.

     (a) Without limiting the Stockholders' other obligations under this Agreement, each Stockholder hereby agrees that, from the date hereof until the earlier of the Termination Date and the Closing, neither such Stockholder nor any of its controlled Affiliates shall (and both such Stockholder and its controlled Affiliates shall use reasonable best efforts to cause their agents and representatives, including any investment banker, attorney or accountant retained by such Stockholder or Affiliates, not to), directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any Acquisition Proposal or otherwise make any Acquisition Proposal, (ii) have any discussion with or provide any Confidential Information to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal, (v) acquire, offer, agree or propose to acquire, beneficial ownership of any of the securities, assets or businesses of the Company or any of its Subsidiaries (other than the exercise of options or warrants for shares of Common Stock held by such Stockholder on the date hereof or issued to such Stockholder by the Company after the date hereof in compliance with the terms of the Purchase Agreement) or (vi) request permission for any waiver or amendment of the terms of this Section 4(a) or disclose any intention, plan or arrangement inconsistent with any of the foregoing. Each Stockholder agrees that (i) it will promptly keep the Purchaser informed of the status and terms of any Acquisition Proposal that such Stockholder is aware of by any Person (whether written or oral), including the identity of the parties involved and (ii) it will, and will cause its controlled Affiliates to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any Persons (other than the Purchaser and its respective Affiliates) conducted heretofore with respect to any Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company or any of its Subsidiaries receives a Qualified Acquisition Proposal, then the Stockholders may engage in negotiations and discussions with the Special Committee of the Board of Directors of the Company with respect to such Qualified Acquisition Proposal.

     (b) Each Stockholder hereby agrees that, from the Closing until the later of (x) two years from the Closing and (y) two years from such Stockholder's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, it will not, and it will not permit any of its controlled Affiliates or Associates to, directly or indirectly, make any Acquisition Proposal, or acquire, offer, agree or propose to acquire, beneficial ownership of any of the securities, assets or businesses of the Company or any of its Subsidiaries (other than the exercise of options or warrants for shares of Common Stock held by such Stockholder on the date hereof or issued to such Stockholder by the Company after the date hereof in compliance with the Purchase Agreement and the Certificate of Designations, to the extent applicable); participate in any solicitation of proxies (except on behalf of the Company) with respect to any securities of the Company or any of its Subsidiaries; seek to advise, encourage or influence (except on behalf of the Company) any Person (except, in the case of BEB only, members of his immediate family that are Stockholders hereunder) with respect to the voting of any securities of the Company or any of its Subsidiaries; make any proposal (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries) to the Board of Directors of the Company or the board of directors of any of the Company's Subsidiaries; seek or propose to influence or control the management or policies of the Company or any of its Subsidiaries (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries); make any public statement with respect to the Company or any of its Subsidiaries (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries) or otherwise act to disparage the Company or any of its Subsidiaries; take any action which is reasonably likely to require the Company or any of its Subsidiaries to make any public disclosure (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries); enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing matters (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries); assist or encourage others to do any of the foregoing activities (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries); request permission for any waiver or amendment of the terms of this Section 4(b) or disclose any intention, plan or arrangement inconsistent with any of the foregoing (except in such Stockholder's position as a member of the Board of Directors of the Company or any of its Subsidiaries). Notwithstanding the foregoing, from the Closing until the later of (x) two years from the Closing and (y) two years from BEB's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, BEB and his Affiliates may acquire shares of Common Stock to increase their aggregate ownership to not more than 9.5% of the then outstanding Voting Securities and may request that the Board of Directors of the Company consent to permitting such Stockholder to acquire shares of Common Stock in excess of such amount, which consent will be effective if approved by the Board of Directors, including a majority of the Designated Directors, if any.

     (c) BEB hereby agrees that, from the Closing until the later of (x) two years from the Closing and (y) two years from BEB's last date of employment with or, if later, service as a director of the Company or any of its Subsidiaries, if at any time BEB and his Affiliates and Associates beneficially own in the aggregate more than 9.5% of the then outstanding Voting Securities (the number of shares of Common Stock above such 9.5% amount, the "Excess Shares"), BEB will cause the Company to vote (including by executing a proxy authorizing designees of the Company to vote) the Excess Shares at any meeting of the stockholders of the Company (including any adjournments or postponements thereof) in favor of or against each proposal voted upon at such meeting in the same proportion as the votes cast in respect of all the Voting Securities excluding the Excess Shares on such proposal.

     (d) For purposes of this Section 4 and Section 5, the Company and its Subsidiaries shall not be treated as an "Affiliate" of any of the Stockholders, it being understood that the restrictions applicable to the Company and its Subsidiaries are set forth in the Purchase Agreement.

     SECTION 5. Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary or appropriate to effectuate, carry out and comply with all of its obligations under this Agreement. Each Stockholder agrees to (and to cause such Stockholder's Affiliates and Associates to) cooperate with the Company and the Purchaser in connection with any filings required to be made by the Company or the Purchaser in connection with this Agreement, the Purchase Agreement or the Contemplated Transactions.

SECTION 6.        Representations and Warranties of the Stockholders.

     As of the date hereof, each Stockholder, severally and not jointly, represents and warrants to the Company and the Purchaser, as follows:

     (a) Such Stockholder (i) if an individual, has all requisite legal capacity and authority, (ii) if a trust, has all requisite trust power and authority and
(iii) if another form of Person, has all requisite power and authority, in each case, to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including without limitation, all power and authority to vote, or execute a consent with respect to, all Voting Shares, to grant the irrevocable proxy provided for in Section 1(d), to tender all Tendered Shares, to waive all Profit to the extent required herein, to pay all Profit to the Purchaser to the extent required herein and to take all actions that are contemplated to be taken hereby by such Stockholder. This Agreement has been duly authorized, executed and delivered by such Stockholder. This Agreement constitutes the valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms subject to Equitable Principles. If such Stockholder is married and the Covered Securities of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding with respect to such Covered Securities, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such spouse in accordance with its terms subject to Equitable Principles. If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     (b) Such Stockholder is the record and beneficial owner of, or is a trust that is the record holder of and whose beneficiaries are the beneficial owners of, and has good title to, the Covered Securities set forth opposite such Stockholder's name on Schedule A hereto, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever ("Liens") other than (i) Liens imposed by this Agreement and (ii) Liens imposed by federal or state securities laws. As of the date hereof, such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company or securities by their terms convertible into or exchangeable for capital stock of the Company other than the Covered Securities set forth opposite such Stockholder's name on Schedule A hereto. Such Stockholder has the sole right to vote, or to dispose, of such Covered Securities, and none of such Covered Securities is subject to any agreement, arrangement or restriction with respect to the voting of such Covered Securities, except as contemplated by this Agreement. Except as described on Schedule A hereto, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer, or cause to be Transferred, any of the Covered Securities, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities.

     (c) The execution and delivery by each Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not violate, breach, or result in a breach, or constitute a default (with or without due notice of lapse of time or both) under any provision of any judgment, order, decree, contract, instrument, agreement, or arrangement to which such Stockholder is a party or by which such Stockholder or such Stockholder's property or assets is bound.

     (d) Except as set forth on Schedule 6(d), the execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except
(i) for any filings by one or more Stockholders pursuant to Rules 13d-1, 13d-2 and 16a-3 promulgated by the Commission under the Exchange Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by such Stockholder of any of its obligations under this Agreement.

     SECTION 7. Effectiveness. It is a condition precedent to the effectiveness of this Agreement that the Purchase Agreement shall have been duly executed and delivered by the Company and the Purchaser.

SECTION 8.        Miscellaneous.

     (a) Notices, Etc. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, telecopied or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given if delivered personally or telecopied, on the date of such delivery, or if sent by reputable overnight courier, on the first Business Day following the date of such mailing, as follows:

         If to the Company:

                  National Medical Health Card Systems, Inc.
                  26 Harbor Park Drive
                  Port Washington, New York  11050
                  Attn:  Chief Financial Officer
                  Telecopy:  (516) 626-8002

         with a copy to:

                  Fulbright & Jaworski L.L.P.
                  666 Fifth Avenue
                  New York, New York  10103
                  Attn:  Steven I. Suzzan, Esq.
                  Telecopy:  (212) 318-3400

         If to the Stockholders, to their address as set forth in the records of the Company with a copy to:

                  Hughes Hubbard & Reed LLP
                  One Battery Park Plaza
                  New York, New York  10004
                  Attn:  Kenneth A. Lefkowitz, Esq.
                  Telecopy:  (212) 422-4726

         If to the Purchaser:

                  New Mountain Partners, L.P.
                  712 Fifth Avenue, 23rd Floor
                  New York, New York  10019
                  Attn:  Mr. Steven B. Klinsky
                  Telecopy:  (212) 582-2277

         With a copy to:

                  Fried, Frank, Harris, Shriver & Jacobson
                  One New York Plaza
                  New York, New York  10004
                  Attn:  Aviva F. Diamant, Esq.
                  Telecopy:  (212) 859-4000

     Any party may by notice given in accordance with this Section 8(a) designate another address or Person for receipt of notices hereunder.

     (b) Amendments, Waivers, Etc. (i) This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

          (ii) If there shall occur a Fundamental Amendment of the Purchase Agreement, then, BEB on his own behalf and on behalf of the other Stockholders shall have the right to terminate this Agreement with no liability to any party but only by written notice to the Company and the Purchaser no later than two Business Days following receipt by BEB of written notice from the Company or the Purchaser of the occurrence of a Fundamental Amendment. The Company and the Purchaser agree to provide BEB with a copy of a Fundamental Amendment promptly upon its execution.
     "Fundamental Amendment" means the execution by the Company and the Purchaser of an amendment to or waiver by the Company or the Purchaser of any provision of the Purchase Agreement that

               (1) reduces the amount or changes the form of the Offer Consideration or has any other economic detriment to the Stockholders,

               (2) extends the date set forth in Section 10.1(a)(i)(A) of the Purchase Agreement,

               (3) modifies  Section  10.1(a)(ii)  or 10.1(a)(v) of the Purchase
          Agreement or any defined term used in any such Section in a manner that adversely affects the Stockholders, or

               (4) otherwise affects a Stockholder in a materially adverse manner.

     If BEB does not exercise the termination right described above, then this Agreement shall give effect to any modified terms incorporated from the Purchase Agreement and, except as so modified, shall continue in full force and effect.

     (c) Entire Agreement. This Agreement and the Purchase Agreement are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, in respect of the subject matter contained herein and therein other than those set forth or referred to herein or therein. This Agreement and the Purchase Agreement supersede all prior agreements and understandings between the parties with respect to such subject matter.

     (d) Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof and provided that in the event any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith in an attempt to agree to another
provision  (in  lieu  of  the  term  or  application   held  to  be  invalid  or
unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

     (e) Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

     (f) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (h) Assignment, No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement shall not be assignable or otherwise Transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise Transfer this Agreement without such consent shall be void and of no effect; provided that Purchaser may, in its sole discretion, assign or Transfer all or any of its rights, interests and obligations under this Agreement to any Affiliate of Purchaser. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto and as set forth in Section 2(a). Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

     (i) Jurisdiction; Waiver of Trial by Jury. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the County of New York, for any Action arising out of or relating to this Agreement and the Contemplated Transactions (and agrees not to commence any Action relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement, or such other address as may be given by one or more parties to the other parties in accordance with the notice provisions of Section 8(a) shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case located in the County of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable Requirements of Law, any and all rights to trial by jury in connection with any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

     (j) Rule 144. The Company agrees to file all reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the BEB may reasonably request, all to the extent required to enable the Stockholders to sell the Covered Securities pursuant to and in accordance with Rule 144. Such action shall include, but not be limited to, making available adequate current public information meeting the requirements of paragraph (c) of Rule 144.

     (k) No Recourse. The Company and the Purchaser agree that they shall have no recourse against any of the Stockholders with respect to any claims, losses, damages, liabilities, indemnities or other obligations arising from any breach by the Company of any of its obligations or representations or warranties under the Purchase Agreement.

     (l) Governing Law. This Agreement shall be governed by and construed in accordance with the Requirements of Law of the State of New York without giving effect to the principles of conflict of laws except for ss.5-1401 and ss.5-1402 of the General Obligations Law Provisions of the State of New York.

     (m) Name, Captions, Gender. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

     (n) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

     (o) Expenses. Each Stockholder shall bear its own expenses incurred in connection with this Agreement and the Purchase Agreement and the transactions contemplated hereby and thereby.

     (p) Certain Definitions. For purposes of this Agreement, "Representative Capacity" means as a proxy, an executor or administrator of any estate, a trustee of any trust or in any other fiduciary or representative capacity (other than as trustee or administrator of any employee benefit plan) if such Person, in such capacity, directly or indirectly possesses the power to vote or dispose or direct the voting of any shares of Common Stock.

     For purposes of this Agreement only, BEB and his Affiliates shall not be deemed to have made an Acquisition Proposal solely by reason of the acquisition of shares of Common Stock through the exercise of options or warrants issued by the Company.

     For purposes of this Agreement, it is agreed that, with respect to any time periods that are determined based on a Stockholder's employment with or service as a director of the Company or any of its Subsidiaries, such determination will be made by reference to the Person that is the Stockholder at the time of determination and therefore such time period may be different for each Stockholder.

     (q) Attorney-in-Fact. Upon execution of this Agreement, each Stockholder hereby irrevocably makes, constitutes and appoints BEB as its true and lawful agent and attorney-in-fact, with full powers of substitution, to act in such Stockholder's name, place and stead for all purposes of this Agreement including
(i) to execute and deliver on behalf of such Stockholder any consent, amendment or waiver hereto, provided, that such consent, amendment or waiver does not treat such Stockholder differently than any of the other Stockholders; (ii) to take all other actions to be taken by or on behalf of such Stockholder in connection herewith; (iii) to negotiate, settle, compromise and otherwise handle all claims of the Purchaser or the Company hereunder; (iv) to terminate this Agreement in accordance with its terms; and (v) to do each and every act and exercise any and all rights which such Stockholder or the Stockholders collectively are permitted or required to do or exercise under this Agreement. Each Stockholder hereby ratifies and confirms all that BEB shall do or cause to be done by virtue of his appointment as such Stockholder's agent and attorney-in-fact. The appointment of BEB shall be deemed coupled with an interest and as such shall be irrevocable and shall survive the death, incompetency, mental illness or insanity of the Stockholder, and any person dealing with BEB may conclusively and absolutely rely, without inquiry, upon any act of BEB as the act of the Stockholder in all matters referred to in this
Section 8(q).

                     SIGNATURE PAGE TO THE SUPPORT AGREEMENT


     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.



                                   By:     /s/James J. Bigl
                                       ----------------------------------------
                                       Name:  James J. Bigl
                                       Title: President and CEO



                                  PURCHASER:

                                  NEW MOUNTAIN PARTNERS, L.P.

                                  By:  New Mountain Investments, L.P.,
                                        its general partner

                                    By: New Mountain GP, LLC,
                                        its general partner



                                    By: /s/ Steven Klinsky
                                       ----------------------------------------
                                      Name: Steven Klinsky
                                     Title: Chief Executive Officer

                     SIGNATURE PAGE TO THE SUPPORT AGREEMENT




                                            P.W. CAPITAL CORP.



                                            By   /s/Bert E. Brodsky
                                                 ------------------------------
                                               Name:Bert E. Brodsky
                                              Title:President




                                              /s/Bert E. Brodsky
                                              ---------------------------------
                                                 Bert E. Brodsky



                                              /s/Lee Jared Brodsky
                                              ---------------------------------
                                                 Lee Jared Brodsky



                                             /s/David C. Brodsky
                                             ----------------------------------
                                                David C. Brodsky



                                              /s/Jeffrey H. Brodsky
                                             ----------------------------------
                                                 Jeffrey H. Brodsky



                                             /s/Jessica Brodsky Miller
                                             ----------------------------------
                                                Jessica Brodsky Miller

                     SIGNATURE PAGE TO THE SUPPORT AGREEMENT


                                         /s/Muriel M. Brodsky
                                            -----------------------------------
                                            MURIEL M. BRODSKY, not individually,
                                            but solely as the sole trustee of:

                                                 (i) That certain Trust created
                                                 pursuant to an Agreement by and
                                                 between Bert E. Brodsky, as
                                                 Grantor, and Muriel M. Brodsky,
                                                 as Trustee, dated May 24, 1999

                                                 (ii) That certain Trust created
                                                 pursuant to an Agreement by and
                                                 between Lee Jared Brodsky, as
                                                 Settlor, and Muriel M. Brodsky,
                                                 as Trustee, dated January 1,
                                                 2002

                                                 (iii) That certain Trust
                                                 created pursuant to an
                                                 Agreement by and between David
                                                 Craig Brodsky, as Settlor, and
                                                 Muriel M. Brodsky, as Trustee,
                                                 dated February 1, 2001

                                                 (iv) That certain Trust created
                                                 pursuant to an Agreement by and
                                                 between Jeffrey Holden Brodsky,
                                                 as Settlor, and Muriel M.
                                                 Brodsky, as Trustee, dated
                                                 February 1, 2001

                                                 (v) That certain Trust created
                                                 pursuant to an Agreement by and
                                                 between Jessica Brodsky Miller
                                                 f/k/a Jessica Heather Brodsky,
                                                 as Settlor, and Muriel M.
                                                 Brodsky, as Trustee, dated
                                                 February 1, 2001

                                   Schedule A
                        Ownership of Covered Securities


                                 Total Shares of        Total            Total              Total            Tendered
  Stockholder                     Common Stock        Options          Warrants      Covered Securities       Shares

Bert E. Brodsky                     2,993,070          300,000           30,000           3,323,070         2,990,763
Bert E. Brodsky Revocable             100,000            - 0 -            - 0 -             100,000            90,000
Trust dated May 24, 1999
P.W. Capital Corp.                      1,725            - 0 -            - 0 -               1,725             1,553
Lee Jared Brodsky                     369,461            - 0 -            - 0 -             369,461           332,515
The Irrevocable Trust of Lee           10,144            - 0 -            - 0 -              10,144             9,130
Jared Brodsky dated January 1,
2002
David Craig Brodsky                   369,462            - 0 -            - 0 -             369,462           332,516
The Irrevocable Trust of David         10,145            - 0 -            - 0 -              10,145             9,131
Craig Brodsky dated February
1, 2001
Jeffrey Holden Brodsky                369,461            - 0 -            - 0 -             369,461           332,515
The Irrevocable Trust of               10,145            - 0 -            - 0 -              10,145             9,131
Jeffrey Holden Brodsky dated
February 1, 2001
Jessica Brodsky Miller                369,461            - 0 -            - 0 -             369,461           332,515
The Irrevocable Trust of               10,145            - 0 -            - 0 -              10,145             9,131
Jessica Brodsky Miller dated
February 1, 2001

       Total                        4,613,219          300,000           30,000           4,943,219         4,448,900


The following trust agreements contain obligations on the Stockholder to Transfer the Covered Securities in accordance with the terms of such trust agreements:
-------------------------------------------------------------------------------

     That certain Trust created pursuant to an Agreement by and between Bert E. Brodsky, as Grantor, and Muriel M. Brodsky, as
     Trustee, dated May 24, 1999

     That certain Trust created pursuant to an Agreement by and between Lee Jared Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated January 1, 2002

     That certain Trust created pursuant to an Agreement by and between David Craig Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

     That certain Trust created pursuant to an Agreement by and between Jeffrey Holden Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

     That certain Trust created pursuant to an Agreement by and between Jessica Brodsky Miller f/k/a Jessica Heather Brodsky, as Settlor, and Muriel M. Brodsky, as Trustee, dated February 1, 2001

                                   Schedule B

The Stockholders will file applications under the HSR Act if required by law.

                                     Annex A

                                [Bank Letterhead]

                                                           [Date]


Health, Inc.


Attention:  Chief Financial Officer

The Stockholders Listed on Schedule A Hereto

New Mountain Partners, L.P.
712 Fifth Avenue, 23rd Floor
New York, NY  10019

Attention:  [___________]

Dear Sir or Madam:

     Reference is made to the Support Agreement, dated as of October 30, 2003, by and among Health, Inc. (the "Company"), certain other stockholders of the Company as set forth therein (each, a "Stockholder"), and New Mountain Partners, L.P. (the "Support Agreement"), a copy of which has been provided to [Bank] ("Bank"). Bank hereby agrees that effective as of any foreclosure with respect to any of the shares of common stock of the Company pledged by _______ (the "Pledged Shares") pursuant to the [pledge security agreement, the loan agreement related to the pledge security agreement, and any other agreement to which Bank and ______ is a party] (collectively, the "Bank Agreements"), this letter agreement will constitute a counterpart to the Support Agreement pursuant to which Bank (a) represents and warrants to the Company and the Purchaser as to the matters set forth in Section 6 of the Support Agreement (such representations to be made as of date of the foreclosure) and (b) agrees to be bound, with respect to the Pledged Shares, by all sections of the Support Agreement other than Sections 3(b)[Non-Solicitation], 3(c)[Competitive Activity] and 3[(d)][Resignation] to the same extent as a Stockholder thereunder.

     This letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument.

                                              [BANK]


                                            By:
                                               --------------------------------
                                              Name:
                                             Title:

Acknowledged and agreed:

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.



By:
     --------------------------------------
     Name:
     Title:

NEW MOUNTAIN PARTNERS, L.P.

By:    New Mountain Investments, L.P.,
       its general partner

       By:    New Mountain GP, LLC,
              its general partner



        By:
           --------------------------------------------
           Name:
          Title:




[Insert signature block for appropriate Stockholder]